T. Rhys James Direct Dial: 804.823.4041 Direct Fax: 804.823.4099 rjames@kv-legal.com

August 12, 2016

VIA EDGAR AND FEDEX OVERNIGHT

Kim McManus, Esq.

Senior Attorney

Office of Real Estate and Commodities

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 3233

100 F Street, N.E.,

Washington, DC 20549

Re:	GK Investment Holdings, LLC Amendment No. 3 to Offering Statement on Form 1-A Filed June 30, 2016 File No. 024-10510

Dear Ms. McManus:

On behalf of GK Investment Holdings, LLC, a Delaware limited liability company (the "Issuer"), I am submitting the following letter to the U.S. Securities and Exchange Commission (the "Commission") in response to the oral comments received on August 4, 2016 and August 5, 2016 (the "Comments") to the Issuer's Amendment No. 3 to its Offering Statement on Form 1-A filed on June 30, 2016 ("Amendment No. 3") received from the staff of the Division of Corporation Finance (the "Staff") of the Commission.  Certain capitalized terms set forth in this letter are used as defined in Amendment No. 3.

For convenience of reference, each of the Comments is printed below in italics and is followed by the corresponding response of the Issuer.  All page references in the responses are to pages of the clean copy of Amendment No. 3, which was provided to the Staff in connection with the filing of Amendment No. 3.

Richmond Office | 1401 E. Cary St. | Richmond, VA  23219 | Phone:  804.823.4000

Richmond Office Mailing Address | P.O. Box 2470 | Richmond, VA  23218-2470

www.kv-legal.com

Kim McManus Senior Attorney

U.S. Securities and Exchange Commission

August 12, 2016

Commission's Oral Comment 1.  We note from your disclosure that certain affiliates of GK Development, Inc. have agreed to enter into agreements whereby the trustee may force the sale of Ridgmar Equity and Lakeview Equity, please tell us if these affiliates are affiliates whose securities constitute a substantial portion of the collateral and consideration you gave to providing the financial statements required by paragraph (b)(7)(ii) of Part F/S of Form 1-A.  If you determine that these affiliates are not affiliates whose securities constitute a substantial portion of the collateral, then please tell us how you made that determination.  If you have not aggregated these securities in your assessment of substantial, then please tell us your basis for not aggregating these securities.  Also, if you have not considered that this transaction is a best efforts offering in your assessment of substantial, then please tell us your basis for not doing so.

Issuer's Response:  In response to the Staff's comment, the Issuer does not believe that financial statements are required for the parties to the forced sale agreements because, in the Issuer's opinion, the securities constituting Ridgmar Equity and Lakeview Equity (the "Securities") do not collateralize the Bonds.  In support of its position, the Issuer states that (i) the Bonds are unsecured and the Securities are not collateral and (ii) the Bondholders and the trustee have only limited rights against the current holders of the Securities.

First, the Bonds are unsecured and the Securities do not collateralize the Bonds because there are no liens, encumbrances or other restrictions on transfer of the Securities or any of the underlying properties.  Neither the trustee nor the Bondholders have the right to file a financing statement or any other document that would evidence a lien on the Securities.  The rights of the Bondholders and trustee are purely contractual rights relative to the parties to the forced sale, and these rights do not create an interest in the Securities themselves.  This is described on pp. 5, 10, 51 and 61. Under the terms of the forced sale agreements, the Securities may be transferred at any time prior to any forced sale pursuant to the forced sale agreements.  Further, transfers of the underlying properties, the sole assets represented by the Securities, are not restricted by the forced sale agreements.  In the event, of a transfer of the Securities to a third party, neither the trustee nor the Bondholders will have any further rights relative to the Securities.  Further, in the event of a sale of the underlying properties and a distribution of the proceeds therefrom, there is no restriction on the distribution of such proceeds to the holders of the Securities and neither the trustee nor the Bondholders would have any right to such proceeds, except in the instance when either the applicable forced sale agreement or cash flow loan agreement were concurrently triggered.  As a result, the Issuer submits that the Securities are not collateral securing the Bonds under paragraph (b)(7)(ii) of Part F/S of Form 1-A.

Second, under the forced sale agreements, beyond the ability to force the sale of the Securities, the Bondholders and trustee have no other rights or authority over the Securities.  The trustee, on behalf of the Bondholders, has only a right to force the sale of the Securities and receive the proceeds of any such sale.  This is described on pp. 3, 5, 51, 53 and 61.  As a result, the Issuer submits that the forced sale agreements do not provide Bondholders with the necessary rights and authority over the Securities for them to be collateral under paragraph (b)(7)(ii) of Part F/S of Form 1-A.

Commission's Oral Comment 2.  We note from your disclosure that certain affiliates of GK Development, Inc. have agreed to enter into agreements whereby the trustee may force the sale of Ridgmar Equity and Lakeview Equity, please tell us if these affiliates are guarantors of the Bonds and the consideration you gave to providing the financial statements required by paragraph (b)(7)(i) of Part F/S of Form 1-A.  If you determine that these affiliates are not guarantors, then please tell us how you made that determination.

Kim McManus

Senior Attorney

U.S. Securities and Exchange Commission

August 12, 2016

Issuer's Response:  In response to the Staff's comment, the Issuer does not believe that financial statements are required for the parties to the forced sale agreements because, in the Issuer's opinion, those entities and individuals are not guarantors of the Bonds because (i) the Bondholders are not guaranteed to receive any amount money from any such forced sale, (ii) there is no recourse against those entities and individuals, (iii) the Bondholders have no right to restrict the transfer or sale of the Securities or the underlying properties or any right to the proceeds of such transfer or sale, and (iv) paragraph (b)(7)(i) of Part F/S of Form 1-A does not require financial statements of guarantors if there is no parent-subsidiary relationship.

First, under the forced sale agreements, the Bondholders, through the trustee, may force the sale of the Securities and receive the proceeds of such sale that would otherwise be distributable to the owners of the Securities.  This is the sole right of the trustee and the Bondholders, there is no specific amount guarantee.  Under the forced sale agreements, there is no guarantee that there will be proceeds to distribute from the sale of the Securities or that the trustee will be able to sell the Securities at all.  As a result, the parties to the forced sale agreement are neither guaranteeing any portion of the Bonds nor any amount of money.  Without any such guarantee, the Issuer submits that the parties to the forced sale agreements are not be considered guarantors under paragraph (b)(7)(i) of Part F/S of Form 1-A.

Second, beyond the sale of the Securities, there is no recourse against the parties to the forced sale agreements.  The parties to the forced sale agreements have no liability to fund deficiencies resulting from any forced sale of the Securities.  As a result, the parties to the forced sale agreement are not guaranteeing any repayment of funds to the Bondholders.  Without any such guarantee, the Issuer submits that the parties to the forced sale agreements are not be considered guarantors under paragraph (b)(7)(i) of Part F/S of Form 1-A.

Third, in the event, of a transfer of the Securities to a third party, neither the trustee nor the Bondholders will have any further rights relative to the Securities.  Further, in the event of a sale of the underlying properties and a distribution of the proceeds therefrom, there is no restriction on the distribution of such proceeds to the holders of the Securities and neither the trustee nor the Bondholders would have any right to such proceeds, except in the instance when either the applicable forced sale agreement or cash flow loan agreement were concurrently triggered.  In such an event, there will be no recourse for the Bondholders.  Without restrictions on the transfer of the Securities or the underlying properties, the Issuer submits that the parties to the forced sale agreements are not guarantors under paragraph (b)(7)(i) of Part F/S of Form 1-A.

Fourth, paragraph (b)(7)(i) of Part F/S of Form 1-A requires financial statements of a subsidiary that issues securities guaranteed by the parent or guarantees securities issued by the parent.  Paragraph (b)(7)(i) of Part F/S of Form 1-A references Regulation S-X, and under Regulation S-X, a subsidiary of a specified person is an affiliate controlled by such person directly, or indirectly through one or more intermediaries.  In contrast, the Issuer is controlled by GK Development, Inc., its manager.  None of the parties to the forced sale agreements are subsidiaries or parents of the Issuer under the definition contained in Regulation S-X.  As a result, without such a relationship, the Issuer submits that the parties to the forced sale agreements are not guarantors under paragraph (b)(7)(i) of Part F/S of Form 1-A.

Kim McManus

Senior Attorney

U.S. Securities and Exchange Commission

August 12, 2016

The Issuer respectfully believes that the information contained herein is responsive to the Comments. Please feel free to contact me at the above number for any questions related to this letter. We appreciate the Staff's timely response.

Very truly yours,

/s/ T. Rhys James
T. Rhys James

cc:	Michael C. Sher (via electronic mail)
Robert R. Kaplan, Jr., Esq. (via electronic mail) Trevor D. Wind, Esq. (via electronic mail)